SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company- CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

March / 2017

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FINANCIAL STATEMENTS

Statements of Financial Position

as of March 31, 2017 and December 31, 2016

All amounts expressed in thousands of Brazilian reais

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Statements of Financial Position

as of March 31, 2017 and December 31, 2016 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		03.31.2017 Restated	12.31.2016 Restated	03.31.2017 Restated	12.31.2016 Restated
CURRENT LIABILITIES					
Payroll, social charges and accruals	21	5,185	5,573	298,165	287,797
Suppliers	22	98	2,225	1,143,603	1,255,639
Income tax and social contribution payable	13.1	-	-	102,803	41,454
Other taxes due	13.3	239	412	261,289	294,994
Loans and financing	23	419,610	453,288	1,463,370	1,470,742
Debentures	24	385,844	351,148	1,284,329	1,131,198
Dividend payable		256,426	256,426	274,549	266,831
Post-employment benefits	25	167	188	47,672	47,894
Customer charges due	26	-	-	131,660	141,712
Research and development and Energy efficiency	27	-	-	229,218	231,513
Accounts payable related to concession	28	-	-	63,297	66,210
Sectorial financial liabilities	9	-	-	275,238	155,261
Other accounts payable	29	588	579	231,960	264,791
		1,068,157	**1,069,839**	**5,807,153**	**5,656,036**
NONCURRENT LIABILITIES					
Suppliers	22	-	-	52,127	36,711
Deferred income tax and social contribution	13.2	-	-	233,325	178,430
Other taxes due	13.3	2,172	2,075	298,551	303,146
Loans and financing	23	554,541	562,072	2,525,256	2,575,551
Debentures	24	666,170	665,951	3,644,722	3,659,611
Post-employment benefits	25	3,617	3,517	733,985	721,971
Research and development and Energy efficiency	27	-	-	276,920	252,376
Accounts payable related to concession	28	-	-	504,318	499,332
Sectorial financial liabilities	9	-	-	166,858	123,731
Other accounts payable	29	-	-	38,439	30,525
Provisions for legal claims	30	156,123	152,944	1,262,940	1,273,338
		1,382,623	**1,386,559**	**9,737,441**	**9,654,722**
EQUITY					
Attributable to controlling shareholder's					
Capital	31.1	7,910,000	7,910,000	7,910,000	7,910,000
Equity valuation adjustments	31.2	986,031	998,466	986,031	998,466
Legal reserve		792,716	792,716	792,716	792,716
Profit retention reserve		5,016,916	5,016,916	5,016,916	5,016,916
Accumulated Profit		428,851	-	428,851	-
		15,134,514	**14,718,098**	**15,134,514**	**14,718,098**
Attributable to non-controlling interest	18.2.2	-	-	255,919	260,044
		15,134,514	**14,718,098**	**15,390,433**	**14,978,142**
TOTAL LIABILITIES & EQUITY		**17,585,294**	**17,174,496**	**30,935,027**	**30,288,900**

Notes are an integral part of this quarterly information.

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Statements of Income

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

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Statements of Comprehensive Income

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

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Statements of Changes in Equity

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

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Statements of Cash Flows

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

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Statements of Cash Flows

for the quarters ended March 31, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais

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Statements of Added Value

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

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Statements of Added Value

for the quarters ended March 31, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

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NOTES TO THE FINANCIAL INFORMATION

for the quarter ended March 31, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - Brasil, Bolsa, Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1     Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

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1.1.1       Subsidiaries

1.1.2       Joint ventures

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1.1.3       Associates

1.1.4       Joint operations (consortiums)

2         Concessions and Authorizations

2.1     Concessions contracts or authorizations obtained by Copel

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2.2     Concession contracts or authorizations obtained by Copel GeT and is investees

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Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements			
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities - several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/20138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (a); Substation Realeza 230/20138 kV - Pátio novo 230 kV (a)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (a)		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)			
- Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)			
- Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)			
- Transmission line 230 kV Baixo Iguaçu - Realeza (a)			
- Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)			
Concession agreement / authorization of the equity			
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3; Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá; Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV	20	05.09.2042
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte; Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV	49	05.09.2042
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia; Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV; Transmission line 500 kV Paranatinga - Ribeirãozinho	49	05.09.2042
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II; Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II; Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II; Substation Marimbondo II 500 kV	49	05.09.2042
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas; Transmission line 500 kV Rio Das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2	24.5	05.01.2043
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a); Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a); Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a); Substation 500/440 kV Fernão Dias (a)	50.1	05.13.2044
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044

(a) Buildings under construction.

3         Basis of Preparation

3.1     Statement of compliance

The quarterly information includes the individual financial information of the Parent Company and the consolidated financial information that have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

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The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 – Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended December 31, 2016, and which was not subject to modifications in the first three months of 2017, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2016, available on the websites of the CVM and Copel.

Company's management believes that all the relevant information used in its management is evidenced in the individual and consolidated quarterly information.

This quarterly information is being restated, as described in Note 4.1 which includes information mainly on the investment held by the indirect subsidiary UEG Araucária, a matter that also resulted in the restatement of the Financial Statements for the year ended December 31, 2017 on May 14, 2018, together with the comparative restatement of the information related to December 31, 2016 and January 1, 2016.

We highlight that the information presented in Note 4.1 to this Quarterly Information is consistent with the information in Note 4.1 to the Financial Statements for the year ended December 31, 2017 and with the prior disclosures.

The issue of this quarterly information was approved by Management on June 13, 2018.

3.2     Functional and presentation currency

The individual and consolidated quarterly information is presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.3     Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments measured at fair value and investments.

3.4     Use of estimates and judgments

In the preparation of these quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

The information on the use of estimates and judgments involving the application of the accounting policies adopted that has effects on the amounts recognized in the quarterly information is the same as that disclosed in Note 3.4 to the financial statements as of December 31, 2016.

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4         Significant accounting policies

The Company’s accounting policies are consistent with those presented in Note 4 to the financial statements as of December 31, 2016.

4.1     Restatement of comparative balances

The Company’s Management made the following adjustments to the Quarterly Information as at March 31, 2017 with the respective comparative balances as at December 31, 2016 and March 31, 2016:

4.1.1       Fair value of the indemnifiable concession asset

After reviewing its accounting practices at December 31, 2016, the Company and its electricity distribution subsidiary, aiming at the best presentation of its operational and financial performance, concluded that the changes in the expected cash flows of the indemnifiable financial asset of Copel DIS, which was originally presented in the Financial Income, in Financial Results, would be better classified in the group of Operating Revenue, together with other revenues related to its activity. This allocation better reflects the electricity distribution business model and provides a better presentation on its performance. This conclusion is supported by the fact that:

i) Investing in infrastructure is the indispensable activity of the electricity distribution business, whose management model is supported in building, maintaining and operating this infrastructure;

ii) The return on infrastructure investment in the distribution business is determined by the fair value of that infrastructure, either the amortizable portion over the contract horizon (intangible asset), or the portion indemnifiable by the Granting Authority to its final (financial asset), plus regulatory Weighted Average Cost of Capital – WACC; and

iii) Tariff revenues represent both the return on the intangible asset and a portion of the return on the financial asset, both of which are part of the regulatory remuneration base. Tariff revenues are fully recorded as part of the "Net Operating Revenue"

Beginning on December 31, 2016, according to CPC 23/IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiary changed its accounting policy previously adopted by an accounting policy that best reflects the performance of its business (for the above mentioned arguments) and therefore made retrospective reclassifications in its financial statements, reclassifying the amount of R$9,026 from finance income to net operating revenue.

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4.1.2       Investments

During the preparation of our unaudited consolidated interim financial information as of September 30, 2017, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. in a Multimarket Investment Fund, which held shares of other investment funds that in turn invested in a private company, whose main asset was a real estate development. As of September 30, 2017, such investment corresponded to R$157,079 and was recognized under “Bonds and Securities”, in current assets, because, according to information delivered by the management of UEG Araucária to the Company’s Management, that investment was made in a wholly-owned fund, whose benchmark was 103.5% of the CDI (Interbank Deposit Certificate) rate and that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale. This investment amounted to R$165,749 as of December 31, 2016, also recognized under “Bonds and Securities”.

In order to determine the value of such investment and its accounting classification, as well as the extent of any possible impact, the Company's Management relied on independent experts in accordance with best governance practices, including an internal investigation into the circumstances of the investment. The valuation has already been concluded and the investigations are in their final stage. These investigations found that the investment occurred strictly in the UEG Araucária and violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government.

Based on the information available during the preparation of the financial statements for 2017, we concluded that it is necessary to recognize a provision for the impairment of the investment in light of its specific characteristics, such as the status of its underlying real estate development and the outlook for its future cash flow generation. It was also evaluated that this provision should have been recorded in prior years if the information known during the preparation of these financial statements, which were already available at the time, had been considered when preparing the financial statements for 2016 and 2015.

In the course of preparing the financial statements, were analyzed all legal and corporate documents of the investment fund and it was concluded that from July 2015, UEG Araucária started to have significant influence in the private company, even though indirectly. Thus, from July 2015, the remaining balance of the investment, until then classified as a financial instrument measured by its fair value, became measured and disclosed as an associate, and the effects of the change in the asset classification were recorded in the company's profit or loss of that year.

Supported by a report prepared in March 2018 by an independent appraisers engaged by Copel, the Company’s Management determined the fair value of the financial instrument as of July 2015, and the remaining balance, already considered as an investment in associate, was reduced by a provision for impairment, so the Company’s equity was decreased by R$124,950 and the non-controlling interests by R$31,237. The balance of this investment as at December 31, 2016 is R$9,562.

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Until March 31, 2016, the provision for impairment is R$830, of which R$2,127 recorded as equity in earnings of investees and R$1,297 in financial income, with an effect of R$664 in the line item equity in earnings of investees in the individual financial statements of the Parent Company.

4.1.3       Provision for legal claims - CVA tax regime

In 2017 Copel DIS recognized prior period adjustments to the account of provisions related to tax litigation due to the taxation of the Offsetting and Variation of Tranche A account - CVA, currently classified as Sectorial financial assets and liabilities. The impact of these adjustments represents as at December 31, 2016 an increase by R$31,995 in the Provision for legal claims, in noncurrent liabilities, and an increase by R$10,878 in Deferred taxes in noncurrent assets, causing a decrease in the Company’s equity by R$21,117.

4.1.4       Effects of restatement of comparative balances

Based on the guidelines of CPC 23 - Accounting Policies, Changes in Accounting Estimates and Correction of Errors, the Financial Statements are being restated for comparability purposes, with the following adjustments:

03.31.2017	Parent Company As previously stated	Adjustments	Restated	Consolidated As previously stated	Adjustments	Restated
STATEMENTS OF FINANCIAL POSITION						
Assets	**17,731,361**	**(146,067)**	**17,585,294**	**31,080,336**	**(145,309)**	**30,935,027**
Current assets	734,883	-	734,883	4,623,842	(165,749)	4,458,093
Bonds and securities (4.1.2)	91	-	91	254,813	(165,749)	89,064
Noncurrent assets	16,996,478	(146,067)	16,850,411	26,456,494	20,440	26,476,934
Deferred income tax and social contribution (4.1.3)	58,530	-	58,530	798,643	10,878	809,521
Investments (a)	14,521,342	(146,067)	14,375,275	2,395,731	9,562	2,405,293
Liabilities	**17,731,361**	**(146,067)**	**17,585,294**	**31,080,336**	**(145,309)**	**30,935,027**
Noncurrent liabilities	1,382,623	-	1,382,623	9,705,446	31,995	9,737,441
Provisions for legal claims (4.1.3)	156,123	-	156,123	1,230,945	31,995	1,262,940
Equity	15,280,581	(146,067)	15,134,514	15,567,737	(177,304)	15,390,433
Attributable to controlling shareholder's	15,280,581	(146,067)	15,134,514	15,280,581	(146,067)	15,134,514
Profit retention reserve (a)	5,162,983	(146,067)	5,016,916	5,162,983	(146,067)	5,016,916
Attributable to non-controlling interest (4.1.2)	-	-	-	287,156	(31,237)	255,919

12.31.2016	Parent Company As previously stated	Adjustments	Restated	Consolidated As previously stated	Adjustments	Restated
STATEMENTS OF FINANCIAL POSITION						
Assets	**17,320,563**	**(146,067)**	**17,174,496**	**30,434,209**	**(145,309)**	**30,288,900**
Current assets	698,488	-	698,488	4,402,990	(165,749)	4,237,241
Bonds and securities (4.1.2)	149	-	149	302,398	(165,749)	136,649
Noncurrent assets	16,622,075	(146,067)	16,476,008	26,031,219	20,440	26,051,659
Deferred income tax and social contribution (4.1.3)	47,462	-	47,462	803,477	10,878	814,355
Investments (a)	14,111,959	(146,067)	13,965,892	2,334,950	9,562	2,344,512
Liabilities	**17,320,563**	**(146,067)**	**17,174,496**	**30,434,209**	**(145,309)**	**30,288,900**
Noncurrent liabilities	1,386,559	-	1,386,559	9,622,727	31,995	9,654,722
Provisions for legal claims (4.1.3)	152,944	-	152,944	1,241,343	31,995	1,273,338
Equity	14,864,165	(146,067)	14,718,098	15,155,446	(177,304)	14,978,142
Attributable to controlling shareholder's	14,864,165	(146,067)	14,718,098	14,864,165	(146,067)	14,718,098
Profit retention reserve (a)	5,162,983	(146,067)	5,016,916	5,162,983	(146,067)	5,016,916
Attributable to non-controlling interest (4.1.2)	-	-	-	291,281	(31,237)	260,044

(a) Of the total amount of R$146,067, the amount of R$124,950 refers to the event described in Note 4.1.2 and R$21,117 refers to the event described in Note 4.1.3.

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5         Cash and Cash Equivalents

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 65% and 101% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

6         Bonds and Securities

Copel and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

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7         Trade Accounts Receivable

7.1     Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.16% to 3.00%.

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7.2     CCEE

Of the balance presented, the most significant amount is R$340,756 receivable by Copel GeT. Of this total, the amount of R68,874 was received on April 6, 2017 and the amount of R$ 90,322 is expected to be received on May 12, 2017, and the remaining balance of R$181,560 derives from sale of energy to be reprocessed by CCEE for the period from January to May 2015 as a result of the request for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plant for delivery of energy (Note 19.4), of which the contested portion there is a register of estimated losses for doubtful accounts. On March 14, 2010, ANEEL denied the Company's request for reconsideration of ANEEL Order No. 1,580, dated June 14, 2016, which had maintained unaltered the implementation schedule and the energy supply schedules related to the plant.

Considering that the plant's start-up schedule was impacted by acts of public authorities and unforeseeable or force majeure events occurred during the implementation of the project, the Company will refer the matter to the court with the conviction that the decision of the Agency will be reversed.

7.3     Allowance for doubtful accounts

7.3.1       CCEE

An allowance for doubtful accounts was recognized in 2015 in the amount of R$119,665 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Colíder Hydroelectric Power Plant and the difference settlement price (PLD). The Company will await the decision on the request for a revision of the power plant’s operations start date to reverse that estimated losses.

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8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

As per the request of the Paraná State Government, approved by the Company’s Board of Directors, contingent upon the approval of the Ministry of Finance, the Novation of the Term of Adjustment of CRC is under way, comprising:  (i) between April and December 2016, total grace period for payments of interest and principal; and (ii) between January and December 2017, a grace period only for the principal amount and the maintenance of monetary restatement and interest currently effective and of the global net present value of such agreement. The other clauses will be maintained.

As from 2017, the State of Paraná has been paying monthly the amount referring to the interest of the installment as established in the Adjustment Term Novation, still to be concluded.

Amortization is guaranteed by dividends payable to the State as a shareholder.

8.1     Changes in CRC

8.2     Maturity of noncurrent installments

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9         Net Sectorial Financial Assets and Liabilities

9.1     Composition of the net sectorial financial liabilities balances per tariff cycle

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9.2     Changes in net sectorial financial liabilities

10      Accounts Receivable Related to the Concession

10.1   Distribution concession agreement

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10.2   Bonus from the grant of concession agreements under the quota system

10.3   Transmission concession agreement

10.4   Remeasurement of RBSE financial assets

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets arising from electricity transmission infrastructure construction exclusively related to these not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the new Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by Aneel Normative Resolution No. 726/2017, by means of Public Hearing 068/2016.

Aneel issued Technical Note No. 61/2017 - SFF, which concluded the audit of the appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. Aneel’s board approved the inspection results on May 9, 2017.

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Copel GeT is considering the approved amount and the changes derived from the remeasurement of the asset as a balancing item to operating revenue, recognizing in the income statement for the first quarter of 2017 the amounts of R$224,604 and R$148,233 in the net income.

The appraisal report was submitted to Aneel on March 31, 2015 and had a base amount of R$882,300, R$214,663 greater than that approved by the Agency, and the disallowance is related to the assets of Substation SF6 of Salto Caxias.

Moreover, an injunction related to a lawsuit filed by three business associations was granted on April 11, 2017, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013 and subsequent tariff recalculation by Aneel. Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law.

10.5   Concession agreement – gas distribution

10.6   Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

11      Accounts Receivable Related to Concession Compensation

11.1   Changes in accounts receivable related to concession compensation

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12      Other Receivables

13      Taxes

13.1   Income tax and social contribution

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13.2   Deferred income tax and social contribution

13.2.1     Changes in deferred income tax and social contribution

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Consolidated	Balance as of January 1°, 2017 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2017 Balance as of
Noncurrent assets				
Provisions for legal claims	438,538	(18,234)	-	420,304
Private pension and health plans	285,222	5,262	-	290,484
CPC 01/IAS 36 effects - impairment of assets	289,617	(60)	-	289,557
Research and development and energy efficiency programs	142,279	6,949	-	149,228
Allowance for doubtful accounts	129,638	(348)	-	129,290
Provision for energy purchases	115,257	(15,411)	-	99,846
Social security contributions - injunction on judicial deposit	44,131	1,148	-	45,279
Tax losses and negative tax basis	51,113	13,880	-	64,993
Amortization - concession	54,750	1,973	-	56,723
Provision for profit sharing	21,331	6,411	-	27,742
ICPC 01/IFRIC12 effects - concession contracts	26,206	(325)	-	25,881
Provision for tax losses	23,176	550	-	23,726
CPC 38/IAS 39 effects - financial instruments	12,923	(884)	-	12,039
Others	91,646	673	-	92,319
	1,725,827	**1,584**	**-**	**1,727,411**
(-) Noncurrent liabilities				
ICPC 01/IFRIC12 effects - concession contracts	439,946	69,692	-	509,638
CPC 27/IAS 16 effects - deemed cost	486,795	(9,535)	-	477,260
Escrow deposits monetary variation	62,538	(3,033)	-	59,505
CPC 33/IAS 19 effects - employee benefits	25,463	1,159	-	26,622
Result from the change in the investment valuation method	17,717	-	-	17,717
Deferment of capital gains	11,320	-	-	11,320
CPC 38/IAS 39 effects - financial instruments	7,078	-	3,129	10,207
Capitalization of financial charges	5,357	-	-	5,357
Others	33,688	(99)	-	33,589
	1,089,902	**58,184**	**3,129**	**1,151,215**
Net	**635,925**	**(56,600)**	**(3,129)**	**576,196**
Assets presented in the Statement of Financial Position	814,355			809,521
(-) Liabilities presented in the Statement of Financial Position	(178,430)			(233,325)
Net	**635,925**			**576,196**

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13.3   Other taxes recoverable and other tax obligations

13.4   Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

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14      Prepaid Expenses

14.1   Risk premium – GSF (Generation Scaling Factor) renegotiation

A breakdown of these items as at 03.31.2017 is presented below:

15      Receivable from related parties

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15.1   State of Paraná

15.1.1     Credit related to Luz Fraterna Program, R$115,890 (R$115,890 as of 12.31.2016)

The transfer of the receivables from the Luz Fraterna account (Note 37.a) of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

The settlement of the remaining balances is in the final stage of negotiation, through the use of presumed ICMS credits, according to Decree No. 2,789/2015.

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266 (R$14,266 as of 12.31.2016)

Copel’s executive board, through 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal forecast, the Administration is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Credit referring to Programa Morar Bem, R$24,984 (R$24,984 as of 12.31.2015)

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing projects consumer units service connections.

State Law 8,875, dated 09.27.2016, authorized the State of Paraná to pay in installments the debts overdue and not paid to Copel DIS relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is under negotiation with the State of Paraná to define the terms of the settlement of this balance.

15.2   Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent Company.

The balance with Copel DIS refers to STN financing transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel DIS (Note 23).

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15.3   Copel TEL - Loan

A loan agreement was signed on June 12, 2015 between Copel (lender) and Copel TEL (borrower), within the limit of R$20,000, changed to R$60,000 and R$120,000 pursuant to the first and second amendments to the agreements signed on October 14, 2016 and December 12, 2016, effective until December 29, 2017 and remuneration at 111.5% of the CDI rate, for the purpose of raising funds to comply with the borrower’s investment program. Of the limit approved, the borrower invested R$87,235. In the first quarter of 2017, the Company recorded a financial income of R$3,125.

15.4   Voltalia São Miguel do Gostoso Participações S.A.  - Loan

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effects as from February 6, 2015, in the amount of R$29,400, plus IOF (tax on financial transactions) and with a two year term and a remuneration at 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the borrower’s activities and business. Of the limit approved, the borrower invested R$23,784. In the first quarter of 2017, the Company recorded a financial income R$983 (R$918 in the first quarter of 2016).

16      Other Temporary Investments

17      Judicial Deposits

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18      Investments

18.1   Changes in investments

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18.2   Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

18.2.2     Changes in equity attributable to non-controlling shareholders

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18.3   Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

Copel's interest in the commitments assumed from its joint ventures is equivalent to R$344,937 and in contingent liabilities is equivalent to R$834.

18.4   Dominó Holdings S.A.

At the Extraordinary General Meeting held on March 13, 2017, the shareholders approved the capital reducion of Dominó Holding, without cancelation of shares, through the delivery of all common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its interests. As a consequence, Copel Comercialização became the direct holder of 7,956,306 common shares of Sanepar, measured at their equity value at R$73,362, which equals their fair value at March 31, 2017.

The investment is recorded in Other Temporary Investments, classified as am available-for-sale financial asset the fair value of which was determined using the discounted cash flow method.

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18.5   Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

Copel's interest in the contingent liabilities of its associates is equivalent to R$55,565.

19      Property, Plant and Equipment

19.1   Property, plant and equipment by asset class

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19.2   Changes in property, plant and equipment

19.3   Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first quarter of 2017 amounted to R$556, at an average rate of 0.02% p.y. (R$1,401, at an average rate of 0.09% p.y., in the first quarter of 2016).

19.4   HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155 (Note 23). Until 3/31/2017 the financing amount of R$907,608 was released.

Due to unforeseeable events or force majeure and acts of public authorities, such as difficulties related to environmental licensing, supplier delays in meeting the equipment delivery schedule, electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, and the commercial operation forecast was revised, with the first generating unit scheduled for February 2018, while the third and final generating unit is scheduled to come on line in July 2018. Due to a delay in the construction work's schedule, an impairment is still recorded for the assets in the amount of R$595,489 as described in Note 19.9 to the financial statements at December 31, 2016.

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The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$160.16 as of 3/31/2017. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgement, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. The Company will refer the matter to the court with the conviction that the Agency's decision will be reversed.

The Company has complied with its commitments of energy supply as follows:

•         From January 2015 to June 2016: with energy surpluses not contracted in its other plants;

•         From July 2016 to December 2017: with reduction of all supply contracts due to the offer made to the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD de Energia Nova”).

In the first quarter of 2017, the Company made a new statement of reduction of offer made to the MCSD retroactive to the period from July to September 2016.

On December 21, 2016, the assured power of the project was revised by MME Ordinance No. 258, going from 179.6 average MW to 177.9 average MW, after full set-up.

At March 31, 2017, the expenditures incurred on UHE Colíder presented a balance of R$2,059,871 and the commitments assumed with equipment and service suppliers amounted to R$52,596.

19.5   Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

19.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW, located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

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The start of commercial operation of Unit 1 is scheduled for 11.27.2018 and Units 2 and 3 for December 2018 and January 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issue. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed as of 02.01.2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until 08.19.2047 and became 09.14.2049.

On 01.18.2017 the assured power of the project was revised by MME Ordinance No. 11, going from 172.8 average MW to 171.3 average MW, once the machinery has been fully installed.

In March 2017, the total commitments assumed by the consortium for the complete implementation of the plant was R$641,833, and Copel’s portion is R$192,550.

19.6   Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the initial forecast for commercial generation of these farms is September 2017; and

•         Bento Miguel Complex: Composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on 11.28.2014, at an average historical price of R$136.97/MWh, and the initial forecast for commercial generation of these farms is January 2019.

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The following are the relevant milestones for the execution of the works from January 2016 to March 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began and the planned deadlines are within the forecast.

In the first quarter of 2017, a complement was made to the estimated impairment of wind power generation assets of Bento Miguel Complex, with impact on net income of R$30,034. The calculation of the amount considered the assumptions described in Note 19.9 to the financial statements for the year ended December 31, 2016.

At March 31, /2017, the total commitments assumed with equipment and service suppliers of the wind farms under construction amounted to R$2,211,450. The amount refers mainly to the supply of wind turbines, civil works, owner’s engineering, construction of substations and medium and high tension transmission lines.

20      Intangible Assets

20.1   Changes in intangible assets

20.2   Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first quarter of 2017 amounted to R$890, at an average rate of 0.05% p.y. (R$3,300, at an average rate of 0.17% p.y., in the first quarter of 2016).

20.3   Commitments assumed

At March 31, 2017, the commitments assumed with equipment and service suppliers for the acquisition of intangible assets totaled R$87,940.

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21      Payroll, social charges and accruals

22      Suppliers

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22.1   Main power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA index:

Auctions	Supply period	Energy purchased (annual average MW)	Auction date	Average purchase price (R$/MWh) historical	updated
Auction of power from existing facilities					
13th Auction - Product 2014 - DIS	05.01.2014 to 12.31.2019	109,05	04.30.2014	262,00	321,90
13th Auction - Product 2014 - QTD	05.01.2014 to 12.31.2019	73,06	04.30.2014	271,00	332,95
14th Auction - Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13,28	12.05.2014	191,99	228,02
14th Auction - Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	4,54	12.05.2014	201,00	238,72
		199,93			
Auction of power from new facilities					
1st Auction - Product 2008 Hydro	2008 to 2037	3,61	12.16.2005	106,95	203,39
1st Auction - Product 2008 Thermo	2008 to 2022	24,63	12.16.2005	132,26	251,53
1st Auction - Product 2009 Hydro	2009 to 2038	3,54	12.16.2005	114,28	217,33
1st Auction - Product 2009 Thermo	2009 to 2023	40,29	12.16.2005	129,26	245,82
1st Auction - Product 2010 Hydro	2010 to 2039	69,87	12.16.2005	115,04	218,78
1st Auction - Product 2010 Thermo	2010 to 2024	65,01	12.16.2005	121,81	231,65
3rd Auction - Product 2011 Hydro	2011 to 2040	57,66	10.10.2006	120,86	224,61
3rd Auction - Product 2011 Thermo	2011 to 2025	54,22	10.10.2006	137,44	255,42
4th Auction - Product 2010 Thermo	2010 to 2024	15,44	07.26.2007	134,67	242,67
5th Auction - Product 2012 Hydro	2012 to 2041	53,24	10.16.2007	129,14	230,51
5th Auction - Product 2012 Thermo	2012 to 2026	115,38	10.16.2007	128,37	229,14
6th Auction - Product 2011 Thermo	2011 to 2025	9,89	09.17.2008	128,42	216,39
7th Auction - Product 2013 Thermo	2013 to 2027	110,96	09.30.2008	145,23	244,71
8th Auction - Product 2012 Hydro	2012 to 2041	0,01	08.27.2009	144,00	233,10
8th Auction - Product 2012 Thermo	2012 to 2026	0,15	08.27.2009	144,60	234,07
15th Auction - Product 2017 Hydro	2017 to 2046	19,97	12.14.2012	93,46	125,09
15th Auction - Product 2017 Wind farm	2017 to 2036	0,33	12.14.2012	87,94	117,70
17th Auction - Product 2016 Wind farm	2016 to 2035	26,86	11.18.2013	124,43	158,69
19th Auction - Product 2017 Hydro	2017 to 2046	13,58	06.06.2014	121,00	147,39
19th Auction - Product 2017 Wind farm	2017 to 2036	15,34	06.06.2014	129,97	158,32
		699,98			
Structuring projects auction					
Santo Antônio	2012 to 2041	137,74	12.10.2007	78,87	139,22
Jirau	2013 to 2042	177,71	05.19.2008	71,37	122,45
Belo Monte (stepped)	2015 to 2044	62,36	04.20.2010	77,97	121,37
		377,81

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23      Loans and Financing

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23.1   Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$41,737 (R$42,988 at 12/31/2016), and Discount Bonds in the amount of R$29,211 (R$30,086 at 12/31/2016), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

23.2   Breakdown of loans and financing by currency and index

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23.3   Maturity of noncurrent installments

23.4   Changes in loans and financing

23.5   Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

Until March 31, 2017, all the agreed conditions had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

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24      Debentures

(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:

(1) (2) (3) (4) (5) (6) (7) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476.

(8) (9) Simple floating debentures, issued privately in a single series and not convertible into shares.

(10) Simple debentures, 1st serie, issued privately and not convertible into shares.

(11) Simple debentures, 2nd serie, issued privately and not convertible into shares.

Finance charges:

(1) Half-yearly interest - May and November.

(2) Anuual interest - May.

(3) Anuual interest - July.

(4) (6) Half-yearly interest - April and October.

(5) Anuual interest - October.

(7) (10) (11) Monthly interest.

(8) (9) Quarterly interest - March, June, September and December.

Allocation:

(1) (2) (3) (4) (5) Working capital or used to make investments in the issuer.

(6) Deployment, expansion and modernization of the telecommunication network.

(7) Full settlement of the loan agreement with Copel.

(8) (9) Fund investment plan of the issuer.

(10) (11) Implementation of wind farms and associated transmission systems.

Collaterals:

(1) (2) (3) (4) (5) (6) (7) Personal guarantee

(8) (9) Floating

(10) (11) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.

Guarantor:

(2) (3) (4) (5) (6) (10) (11) Copel.

(7) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.

(8) (9) Compagás.

Trustee:

(1) (2) (3) (4) (5) (6) (7) Pentágono S.A. DTVM.

(8) (9) BNDES Participações S.A. - BNDESPAR.

(10) (11) None.

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24.1   Maturity of noncurrent installments

24.2   Changes in debentures

24.3   Covenants

Copel and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

Until March 31, 2017, all the agreed conditions had been fulfilled.

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The financial covenants contained in the debenture agreements are presented below:

25      Post-employment benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Pension Plan and Pension Plan III) and medical and dental care (“ProSaúde II” and “ProSaúde III” plans’ regulations ) for their active employees and their dependents. The lifetime sponsorship of the healthcare plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

25.1   Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual’s salary, and pension plan III is a Variable Contribution Plan - CV.

The Defined Benefit plan - BD is a closed plan for new participants since 1998. The Variable Contribution plan - CV is the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with CPC 33 (R1) and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsor’s management.

25.2   Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

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25.3   Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

The consolidated amounts recognized in the statement of income are shown below:

25.4   Changes in post-employment benefits

25.5   Actuarial valuation in accordance with CPC 33 (R1) / IAS 19

In compliance with CPC 33 (R1), the Company and its subsidiaries choose to prepare the actuarial report annually.

The informatiom prepared in compliance with the Actuarial Valuation Report is described in Note 25 to the financial statements for the year ended December 31, 2016.

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26      Customer Charges Due

27      Research and Development and Energy Efficiency

27.1   Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

27.2   Changes in R&D and EEP balances

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28      Accounts payable related to concession

28.1   Changes in accounts payable related to concession

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29      Other accounts payable

30      Provisions for legal claims

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.9 to the financial statements at December 31, 2016.

The Company’s management believes that, , at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

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30.1   Provisions for litigation

30.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated	Balances as of January 1, 2017 Restated	Income			Additions to fixed assets in progress	Discharges	Transfers	Balances as of March 31, 2017 Restated
		Provision for litigations		Construction cost				
		Additions	Reversals	Additions	Additions			
Tax								
Cofins (a)	93,892	2,122	-	-	-	-	-	96,014
Others (b)	142,985	620	(2,497)	-	-	(55,502)	1,733	87,339
	236,877	**2,742**	**(2,497)**	-	-	**(55,502)**	**1,733**	**183,353**
Labors (c)	**458,901**	**24,007**	**(6)**	-	-	**(17,845)**	-	**465,057**
Employee benefits (d)	**42,366**	**2,260**	-	-	-	-	-	**44,626**
Civil								
Civil and administrative claims (e)	295,484	16,646	(865)	-	-	(6,394)	-	304,871
Easements (f)	99,380	230	-	4,397	(291)	-	-	103,716
Expropriations and property (g)	65,712	-	(622)	21,922	(2,042)	-	-	84,970
Customers (h)	5,228	1,074	-	-	-	-	-	6,302
	465,804	**17,950**	**(1,487)**	**26,319**	**(2,333)**	**(6,394)**	-	**499,859**
Environmental (i)	**1,432**	-	**(545)**	-	-	-	-	**887**
Regulatory (j)	**67,958**	**1,200**	-	-	-	-	-	**69,158**
	1,273,338	**48,159**	**(4,535)**	**26,319**	**(2,333)**	**(79,741)**	**1,733**	**1,262,940**

Parent company	Balance as of January 1, 2017	Income Additions	Balance as of March 31, 2017
Tax			
Cofins (a)	93,892	2,122	96,014
Others (b)	23,335	288	23,623
	117,227	**2,410**	**119,637**
Labor (c)	**18**	-	**18**
Civil (f)	**20,578**	**769**	**21,347**
Regulatory (j)	**15,121**	-	**15,121**
	152,944	**3,179**	**156,123**

30.1.2     Description of nature and/or details of the principal actions

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

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Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority taking action that failed to obey the limit established in legislation, in Management’s opinion.

Current status: A judgment rendered by the Federal Judge of the 4th Region dismissed the action and the Company filed an appeal against the decision. On December 31, 2016, the amount of R$32,318 was transferred to Other Tax Liabilities.

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles. The main lawsuits are as follows:

Plaintiff: Tradener Ltda.                                                                       Estimated amount: R$107,955

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

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Current status: - Case record 0005990.22.2012.8.16.0004 - in the judgment rendered on January 27, 2014 the Company was ordered to pay the amount of R$107,955, which is the value updated by the (INPC/IBGE) from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on 11.08.2016, by majority votes, the Court dismissed the appeal. From this decision, Copel filed an appeal which is pending judgment.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number etc). Possessory cases actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing of the contract signed with Copel GeT, followed by an action for relief from judgment filed by Copel to vacate the final and unappealable decision in the declaratory judgment action, followed by a collection suit filed by the plaintiff to collect the amounts arising from the economic and financial rebalance of the agreement and followed by compliance with the provisional decision proposed by the plaintiff.

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Current status: A final and unappealable decision has been issued on the declaratory action and on the action for relief from judgment, sentencing Copel to pay attorneys’ fees and court costs. The amounts deriving from the right to the economic and financial rebalancing of the contract involved in the unappealable decision issued on the declaratory action are the object of a collection lawsuit under appeal in the Superior Court of Justice (STJ), which are also object of compliance of provisional sentence started by the opposing party, pending at the trial court. On October 21, 2016, Copel signed an agreement, previously approved by the Board of Directors, whereby it undertook to pay to Ivaí Engenharia R$152,250, in 15 monthly and consecutive installments of R$10,150 - the first installment maturing by the fifth business day after signature of the transaction agreement and the 14 remaining installments on the 15th of each immediately subsequent months, considering that the base amount of the second installment, as well as the subsequent ones, will be adjusted for inflation, as of the signature of the agreement, at 50% of the last IPCA index disclosed until the maturity date of each installment. The agreement comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. On September 30, 2016, R$152,250 was transferred to Other accounts payable (Note 29). The agreement has been complied with by Copel and the installments have been timely paid.

h)    Consumers

Lawsuits seeking compensation for damages caused by household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also contemplate the “Termos de Ajuste de Conduta –TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and non-current liabilities and the counterparts in property, plant and equipment (construction cost).

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit is described below:

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Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,655

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current status: awaiting judgment.

30.2   Contingent liabilities

30.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

30.2.2     Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$313,025

Tax claims against Copel related to social security contribution on assignment of manpower (NFLD 35.273.870-7); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels.

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$27,288

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Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFA)                                                    Estimated amount: R$64,165

Copel DIS received tax deficiency notice 6587156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

Copel DIS claims lack of standing in regard to this tax deficiency notice, given that it derives from Declaratory Action No. 33,036, currently pending judgement by the 3rd Public Treasury Court of Curitiba, filed by a major consumer in the State of Paraná, which was held valid and considered that ICMS tax should be levied on metered demand only. Note that this sentence was subsequently overturned by the Paraná State Court of Justice (TJ/PR), through Civil Appeal 822.670-2, given the major consumer’s lack of standing to question the levy of ICMS on contracted demand.

The Company believes that, since it was not involved in the lawsuit, it is not subject to the effects from the respective court ruling, which would imply its lack of standing in tax deficiency notice 6.587.156-4.

b)    Labor

Labor claims comprise claims filed by Copel employees and former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Lawsuits involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid and vehicles. The main lawsuits are as follows:

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Plaintiff: Mineradora Tibagiana Ltda.                                                    Estimated amount: R$147,039

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: Action suspended in lower court until the conclusion of action No 5013943-50.2010.04.7000 pending before the 6th Federal Court of Curitiba.

Plaintiff: Ivaí Engenharia de Obras S.A.

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel GeT, recognized in the declaratory action.

Current status: the judgment of the 2nd motion for clarification filed by Copel GeT before the Superior Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report (October 2005). The judgment prescribes the case’s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel GeT, thus righting the omission of the previous trial. Ivaí has filed a motion for clarification on February 5, 2016, which is now pending judgment by the Superior Court of Justice (STJ). Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel GeT in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report. At the same time, a provisional execution of the total credit amount sought by Ivaí is currently taking place. As described in Note 30.1.2, the parties entered into an agreement, that comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. The agreement has been complied with by Copel and the installments have been timely paid.

Plaintiffs: franchises of the Agency / Copel store                                 Estimated amount: R$50,364

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

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e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL                                                                                 Estimated amount: R$17,007

Copel DIS filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from 12.08.2015 imposing an inefficiency penalty on Copel Distribuição due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS).

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR                                                                            Estimated amount: R$728,930

The primary matter at issue is the exclusion of distribution utilities from liability for damages resulting from schedule overruns in the construction of the Jirau hydropower station. ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, n progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel Distribuição – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

One of the measures adopted was the filing for writ of mandamus 1001675-88.2015.4.01.0000 submitted to the Regional Federal Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel DIS is a member, seeking to annul the case brought by ESBR against ANEEL since service of process. Although a favorable preliminary injunction was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. After the publication of the judgement, Abradee filed an ordinary appeal, currently being judged by the Regional Federal Court of the 1st Region.

However, ANEEL´s motion to stay execution 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by Jirau HPP generators until this amount is equivalent to the original delivery obligation.” An appeal brought by ESBR was rejected. This decision is also subject to appeal.

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The risk of loss in this case is rated ‘possible’ (intermediate), considering the amount of R$728,930, on 3/31/2017. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1   Capital

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

31.2   Equity value adjustments

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31.3   Earnings per share - basic and diluted

32      Net Operating Revenue

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32.1   Electric sales to final customers by category

32.2   Electricity sales to distributors

32.3   Use of the main distribution and transmission grid by customer class

32.4   Other operating revenues

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32.4.1     Revenues from leases and rentals

32.5   Regulatory charges

32.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 are: (i) universalization; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations related to the reversal of assets at the end of the concessions; (v) competitiveness of energy produced from wind power, small hydroelectric plants, biomass, natural gas and coal. CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law No. 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2,018/2016 defined the CDE-Uso quota, in the monthly amount of R$83,727 as of January 2016. However, as of June of the same year, the monthly amount of the quota was changed to R$71,600, established by ANEEL Resolution No. 2,077/2016; The quota as of January 2017 was R$53,329 according to ANEEL Resolution No. 2202/2017, changed to R$61,159 by ANEEL Resolution No. 2204/2017, as from February 2017.

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to Normative Resolution No. 612/2014.

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The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2004/2015, the amount of the quota was updated to R$49,362. At March 31, 2017, there are 36 outstanding installments, however as from April 2017, the quota will be reduced to R$37,907 untill March 2018, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made to the participating financial institutions; and

iii) annual quota CDE - Energia: this quota is destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decrees 7,895/2013 and Decree 8,203/2014.

ANEEL Resolution No. 1,857/2015 defined the CDE-Energia quota, in the monthly amount of R$17,120. As of June 2016, the monthly amount of the quota was changed to R$18,947, established by ANEEL Resolution No. 2,077/2016.

Preliminary injunction Abrace and Anace

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by Aneel by Order No. 1,576, dated 06.14.2016.

In compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634, dated 09.30.2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of 06.29.2016, for as long as the effects of the preliminary injunction relief remain. Recently, other companies have also obtained favorable injunctions, with publication of new tariffs, and the effects of the early relief have also been deducted.

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Based on the March 2017 figures, there are currently 91 consumer units benefiting from the preliminary injunction. Accordingly, the Company has been carrying out, during the year, the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result.

The differences between the rate coverage for this charge and the amount actually paid, from the beginning of the preliminary injunction to March 2017, represent the amount of R$90,570 for CDE Uso and R$6,988 for CDE Energy.

32.6   Copel DIS periodic tariff review

Aneel’s Resolution No. 2,096 of June 21, 2016 approved the result of Copel DIS fourth Periodic Tariff Review and authorized a -12.87% average adjustment to be perceived by consumers, consisting of: -1.73% related to the inclusion of financial components; 4.48% from updating Portion B; -2.57% from adjusting Portion A; and -13.05% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2016.

In the Periodic Tariff Review process, which up to the 4th Cycle was carried out for four years, ANEEL redefined the costs that make up the so-called Portion B, that is, the operating and capital costs, which are depreciation and return on investments. In order to do so, the changes in the cost and market structure of the concessionaire, the tariff levels observed in similar companies, the incentives for efficiency and the modality of tariffs are taken into account.

The Tariff Review process also involves updating the costs that make up Portion A, that is, the costs related to the acquisition of energy, the use of transmission systems and the sector charges.

Regulatory Remuneration Base (BRR)

The BRR corresponds to the amount of investments made by the distributors in the provision of services that will be covered by the tariffs charged by consumers. These assets related to the electric energy public service distribution concession agreement are only eligible to compose the Regulatory Remuneration Base when effectively used in the granted activity.

According to ANEEL’s Proret, for the evaluation of the electric power distribution companies’ assets, the remuneration base in the current RTP Cycle is calculated considering the remuneration base approved in the previous Cycle (“armored” base) and the values of the inclusions occurred between the previous and current RTP base dates (incremental basis).

In the 4th Tariff Review Cycle, Copel DIS achieved net BRR of R$4,920,381 and remuneration of capital of R$595,326.

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33      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2017
Electricity purchased for resale (33.1)	(1,076,509)	-	-	-	(1,076,509)
Charge of the main distribution and transmission grid	(169,011)	-	-	-	(169,011)
Personnel and management (33.2)	(227,577)	(4,307)	(74,214)	-	(306,098)
Pension and healthcare plans (Note 25.3)	(44,349)	(581)	(14,208)	-	(59,138)
Materials and supplies	(17,102)	(273)	(1,996)	-	(19,371)
Materials and supplies for power electricity	(5,061)	-	-	-	(5,061)
Natural gas and supplies for gas business	(82,339)	-	-	-	(82,339)
Third-party services (33.3)	(90,471)	(4,138)	(26,301)	-	(120,910)
Depreciation and amortization	(171,153)	(4)	(8,545)	(3,376)	(183,078)
Estimated losses, provisions and reversals (33.4)	(29,857)	(24,673)	-	(44,169)	(98,699)
Construction cost (33.5)	(274,729)	-	-	-	(274,729)
Other operating costs and expenses, net (33.6)	(55,881)	(6,931)	(26,454)	(23,512)	(112,778)
	(2,244,039)	**(40,907)**	**(151,718)**	**(71,057)**	**(2,507,721)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2016
Electricity purchased for resale (33.1)	(1,199,871)	-	-	-	(1,199,871)
Charge of the main distribution and transmission grid	(264,681)	-	-	-	(264,681)
Personnel and management (33.2)	(206,262)	(3,831)	(65,038)	-	(275,131)
Pension and healthcare plans (Note 25.3)	(47,355)	(650)	(15,503)	-	(63,508)
Materials and supplies	(21,358)	(141)	(1,816)	-	(23,315)
Materials and supplies for power electricity	(10,494)	-	-	-	(10,494)
Natural gas and supplies for gas business	(114,651)	-	-	-	(114,651)
Third-party services (33.3)	(95,475)	(7,935)	(26,880)	-	(130,290)
Depreciation and amortization	(169,113)	(9)	(6,537)	(3,377)	(179,036)
Estimated losses, provisions and reversals (33.4)	-	(36,956)	-	(84,105)	(121,061)
Construction cost (33.5)	(258,865)	-	-	-	(258,865)
Other operating costs and expenses, net (33.6)	(81,365)	1,829	(35,645)	(16,139)	(131,320)
	(2,469,490)	**(47,693)**	**(151,419)**	**(103,621)**	**(2,772,223)**

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33.1   Electricity purchased for resale

33.2   Personnel and management

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33.3   Third-party services

33.4   Estimated losses, provisions and reversals

33.5   Construction cost

33.6   Other operating costs and expenses, net

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33.6.1     Leases and rents

34      Financial Results

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

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35.1   Products and services from which we generate revenues from the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first quarter of 2017, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory.

The Company and its subsidiaries do not identified any customer who individually accounts for more than 10% of total net revenues in the first quarter of 2017.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and transactions between segments are recognized as transactions with third parties, i.e. at current market prices.

35.2   The Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22 / IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Holding Company (HOL) - this segment comprises participation in other companies.

35.3   Assets per reportable segment

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35.4   Statement of income per reportable segment

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35.5   Additions to noncurrent assets by reportable segment

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36      Financial instruments

36.1   Categories and determination of fair value of financial instruments

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

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c)     Calculated based on the cost of the last issue by the Company, 124.5% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.31% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 4.4.9 to the financial statements for the year ended December 31, 2016, transmission concession.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed on note 4.4.9 to the financial statements for the year ended December 31, 2016, distribution concession. The changes in the first quarter of 2017 are shown in note 10.1.

h)     The fair values of generation assets approximate their book values, according to Note 4.4.10 to the financial statements for the year ended December 31, 2016.

i)      Calculated according to the price quotations published in an active market, for assets classified as level 1, and determined using the discounted cash flow method for those classified as level 3.

j)      Calculated from the Unit Price quotation (PU) for March 31, 2017, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

k)     Real net discount rate of 8.63% p.a., in line with the Company’s estimated rate for long-term projects

36.2   Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

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a)     The Company's Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for debits above R$200.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution No. 589/2013, which defines criteria for calculating New Replacement Value (VNR). Given that on April 20, 2016, the Granting Authority defined the means and period for receiving this asset (still to be regulated by Aneel) through MME Ordinance 120, Management believes credit risk is low.

e)     Management considers the risk of this credit to be very low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

f)      For the generation concession assets, Aneel published Normative Resolution No. 596/2013, which defines criteria for calculating New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

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g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 37.a).

h)     The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2019, 2018 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

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At March 31, 2017, Copel recorded a negative net working capital of R$333,274 and R$1,349,060 in the Consolidated. During the definition of the business budget for the year 2017, the Company's Management defined actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt stretching.

As disclosed in notes 23.5 and 24.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have its payment accelerated.

36.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

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The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the OPEC Reference Basket and exchange rates, increasing the balances of accounts payable related to the acquired gas. Compagas monitors these fluctuations on a permanent basis. Currency risk sensitivity analysis

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of 3/31/2017 and the probable scenario assumes a variation in the exchange rate - end of year (R$/US$3.23) based on the median market expectation for 2017 reported in the Central Bank’s Focus report of 4/28/2017. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Disclosure. Based on the equity position and the notional value of the financial instruments held as of 03/31/2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

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The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of 03/31/2017 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 8.50%, IPCA - 4.03% IGP DI - 2.70% IGP-M - 2.71% and TJLP - 7.00%, estimated as market average projections for 2017 according to the Focus Report issued by the Central Bank of Brazil as of 4/28/2017.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of 3/31/2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

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36.2.4     Electricity shortage risk

Approximately 61.0% of installed capacity in the country currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations in recent years, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 2 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2016-2020 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through bilateral contracting. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and, like the PLD, is also calculated centrally.

Monthly, the GF committed to bilateral contracts needs to be backed by electricity generation. This is done, basically, through the allocation of power generated received from the MRE or purchase of generation valued to the PLD. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its bilateral contracts through purchases to the PLD.

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Where GF multiplied by GF is less than the sum of bilateral contracts, companies will need to buy the difference in the spot market. However, for the GSF multiplication situation by GF to be greater than the bilateral contracts, the Company receives the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with bilateral contracts, currently is the approach adopted by Copel.

For the contracts in the ACR, Law No. 13,203/2015, allowed the generators to contract insurance against the load, by means of payment of a Risk Premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara and Fundão HPPs.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quotas of Itaipu, Angra and the plants whose concessions were renewed in accordance with Law No. 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

On March 3, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and / or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants, the deadline for manifestation to opt or not to extend the generation concessions are shown below:

These plants represent a Physical Guarantee of an average 620.69 MW. Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law No. 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as:  i) revenue determined according to criteria established by Aneel; ii) change from price remuneration to tariff calculated by Aneel for each plant; iii) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities; iv) submission to service quality standards defined by Aneel; and v) agreement with values established as indemnity of assets related to concession.

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Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of Concession Grantor, one single time, for the period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

Current regulation also defined that the concessionaire has a period to request extension of concession of up to 60 months before final contract date or after granting of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

It is also defined that, if the concessionaire opts to extend its concession, Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

In 2012, Copel GeT extended the Transmission Concession Agreement No. 060/2001, extending its main transmission concession up to 12.31.2042.

In 2016, after having won the bid carried out by Aneel, Copel GeT had its concession of Governador Parigot de Souza Hydroeletric Power Plant, with installed capacity of 260 MW and assured power of 109 average MW, renewed up to January 5, 2046.

36.2.7     Risk of non-renewal of concessions - distribution

Recently, pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

The Fifth Amendment to the Concession Agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession. From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial criteria for two consecutive years will result in the opening of an expiration process. In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, may limit dividends or interest on equity payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders.

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The following table sets out the targets set for Copel DIS in the first five years of the renewal:

36.2.8     Risk of overcontracting and subcontracting of electricity

The agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as: (i) presents a contracting level between 100% and 105% of its market; (ii) presents a level lower than 100% - being, therefore, exposed to the risk of power purchase subject to the allowance for doubtful accounts, if the condition of involuntary undercontracting is recognized; and (iii) the Distributor presents a level higher than 105% - being, therefore, exposed to the risk of power sale subject to the allowance for doubtful accounts, if the condition of involuntary overcontracting is recognized.

That is, even if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable.

On the other hand, if the violation of the contracting limits derives from voluntary actions, these will be subject to the risk of spot market exposure, which can be advantageous or disadvantageous according to the amount of the difference settlement price (PLD).

In 2016 and 2017, the distributors experienced a scenario of general overcontracting and most of the companies determined contracting level higher than 105%, arising from economic factors such as the fall of consumption related to the crisis in the country and industry, the allocation of the Assured Power Quota Agreements, and the migration of special consumers to the free market.

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As regards industry issues, through Normative Resolution No. 706/2016, a ANEEL recognized as involuntary overcontracting the allocation of assured power quotas of hydro power plants classified under Law No. 783/2013 above the amount of replenishment of the distributors.

More recently, through Order 1,143/2017, ANEEL formalized the possibility of the distributors having recognized as involuntary overcontracting the migration of consumers to ACL. For this purpose, it will have the specific situation assessed individually under the principle of maximum effort, as provided for in Article 6 of the Authorizing Resolution 453/2011.

As a result, Copel DIS has put forth all efforts possible, as provided by the regulation, to mitigate the overcontracting generated by the migration of special consumers to the free market and requested ANEEL to consider any overcontracting related to this matter as involuntary.

36.2.9     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

36.3   Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA, as presented below. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1     The equity indebtedness is shown below:

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37      Related Party Transactions

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a)     The Luz Fraterna Program, created under Law No. 491/2013 and No. 17,639/2013 allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel DIS.

As of August 2016, monthly payments were made in a timely manner. Untill January 2017, the payments were made through bank deposits and the payments in February and March 2017 were made through the offset against presumed credit of ICMS, according to Official Letter from the State Finance Department, as provided for in Decree 2,789/2015.

In the balance at March 31, 2017, the amount of R$115,890 is recongized in the Parent Company, in line item Related Parties, as described in Note 15.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,393 as of 03/31/2017 (R$1,749 as of 12/31/2016).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel DIS, effective until July 8, 2017, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts and rendering of engineering services with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia – expiring upon the termination of the distribution or transmission concession, whichever occurs first.

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j)      Copel DIS Copel Distribuição maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Regulatory Resolution No. 399/2010. Amounts are defined for four subsequent years, with annual reviews.

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by Aneel.

37.1   Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT in May 2015, in the total amount of R$3,052 and made by Copel Energia, in November 2016, in the amount of R$16,406.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

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Company	Operation	Date issued	Final maturity	Amount approved	Balance 03.31.2017	Interest %	Amount endorsement/ security
(1) Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	76,457	49.0	37,464
(2) Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	29,895	51.0	15,246
(3) Guaraciaba Transmissora	Debentures	09.28.2016	01.15.2031	440,000	387,886	49.0	190,064
(4) Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	126,030	49.0	61,755
(5) Mata de Santa Genebra	Debentures	09.12.2014	06.30.2017	469,000	508,941	50.1	254,979
(6) Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	603,599	49.0	295,764
(7) Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	190,747	49.0	93,466
(8) Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	221,620	20.0	44,324
(9) Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	107,226	20.0	21,445
(10) Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	609,407	24.5	149,305
(11) Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	103,069	24.5	25,252
(12) Marumbi Transmissora	Financing	10.06.2014	07.15.2029	55,037	47,269	80.0	37,815
(13) Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	61,118	49.0	29,948
(14) Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	58,185	49.0	28,511
(15) Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	58,153	49.0	28,495
(16) Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	54,777	49.0	26,841
(17) Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	55,442	49.0	27,167
(18) Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	289,710	49.0	141,958

(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

Financial institution (fund provider):

BNDES: (1) (2) (3) (4) (6) (8) (12) (13) (14) (15) (16) (17) (18).

Allocation:

Investment Program and/or Working capital.

Endorsement/Security:

Provided by Copel Geração e Transmissão: (1) (4);

Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18).

Securities offered for the transaction:

Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (3) (4) (6) (7) (17); 51% (2); 20% (8) (9); 24,5% (10); 80% (11)

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38      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries and joint ventures have Copel as a guarantor, within the limits of their participation in each project.

39      Subsequent Events

39.1   Approval of additional dividends

As approved at the 62nd Annual General Meeting of Copel held on April 28, 2017, the Company accrued dividends for the year 2016 amounting to R$506,213, corresponding to 50% of the Adjusted Net Income for 2016, to the shareholders with shareholding position registered at April 28, 2017. At December 31, 2016, the Company accrued the net amount of R$253,106, corresponding to the minimum mandatory dividend of  25% of the adjusted net income, according to Note 31.1.4 to the Financial Statement for the year ended December 31, 2016.

39.2   Loans and financing

On July 21, 2017, Copel amended the agreement related to the Bank Credit Note No. 306,401,381 totaling R$640,005, issued by Banco do Brasil, subject to the payment of 120.0% of the average daily rates of the Interbank Deposits - DI, with semiannual interest payment, for a term of 3 years and annual amortization at July 21, 2018, July 21, 2019 and July 21, 2020.

The main loans and financing raised and paid are shown below:

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39.3   Debentures

The main issues and repayments of debentures are presented below:

39.4   Copel DIS annual tariff adjustment

ANEEL’s Resolution No. 2,255 of June 20, 2017 approved the result of Copel DIS Annual Tariff Adjustment, which authorized the application of the 5.85% average adjustment to be perceived by consumers, consisting of: -0.73% related to the inclusion of financial components; 1.07% from the updating of Portion B; 2.78% related to adjustment of Portion A; and 2.73% that reflect the removal of the financial components from the previous tariff process. The adjustment was fully applied to Copel DIS tariffs as at June 24, 2017.

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39.5   Remeasurement of RBSE assets - ANEEL Resolution No. 2,258

On June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP), for the 2017/2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013.

The compensation being challenged in court, related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017 temporarily reduced the RAP of this cycle from R$132,993 to R$121,267, and the amount removed from the RAP by ANEEL in the eight tariff cycles is R$201,795.

39.6   Enrollment in the Special Tax Regularization Program - Pert

On August 28, 2017, Copel DIS joined the Pert in accordance with the prevailing rules provided in Provisional Measure No. 783 of May 31, 2017 and Normative Instruction No. 1,711 of June 16, 2017.

On October 25, 2017, with the conversion of MP No. 783/2017 into Law No. 13,496, the percentage of reduction in fine was changed from 40% to 50%. When applying the effects of law, Copel DIS was entitled to a reduction of R$8,918 in the amount of its consolidated debt, which was recorded in October 2017.

39.7   5th Amendment - CRC Transferred to the State Government of Paraná

On October 31, 2017, the Company’s Management and the State of Paraná signed the 5th amendment that documented the Renewal of the CRC Adjustment Agreement, as disclosed in Note 8.

39.8   Joining the Sanepar’s Units Program and public offering of Units

On November 17, 2017, Copel requested the conversion of shares and for joining Sanepar’s Units Program, which occurred on November 21, 2017. The Units are assets comprised of more than one class of securities and the units held by Copel and Copel Energia one common share and four preferred shares issued by Sanepar.

Copel, holder of 36,343,267 preferred shares issued by Sanepar, requested the conversion of 7,268,655 into common shares and the formation of 7,268,653 Units. Copel Energia, holder of 7,956,306 common shares issued by Sanepar, requested the conversion of 6,365,044 into preferred shares and the formation of 1,591,261 Units.

On December 12, 2017, the bookbuilding of the secondary public offering with restricted placement efforts of Units issued by Sanepar was concluded, setting the price to R$55.20 per Unit. Copel and Copel Energia participated as sellers and sold all their Units, consequently receiving cash proceeds of R$484,608.

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39.9   Operation of ventures

39.9.1     Cantareira Transmissora de Energia - start of operations

On February 3, 2018, the transmission line Estreito - Fernão Dias (500 kV) entered into commercial operation one month in advance of the expected go-live. This project is owned by SPE Cantareira (49% Copel GeT).

The line, initially expected to become operational in March 2018, is 342 kilometers long and runs through the states of São Paulo and Minas Gerais, and more than 29 cities. The project will allow a further exchange of power, contributing to the operating security and reliability of the national electric system.

39.9.2     UHE Colíder - change in schedule

The expected start of operations of Hydropower Plant Colider was revised, where the first generating unit is expected for June 2018, while the third and last for November 2018.

On April 12, 2018, the installation of the third and last Kaplan rotor was completed. In the powerhouse, the last assembly phase of the three generator groups and turbines is in fast pace, while the transmission line that will connect UHE Colider to the Substation Cláudia into voltage 500 kV is in final installation phase, with wiring in progress.

39.9.3     Cutia Wind Farm Complex - review in schedule

The start of operations of the Cutia Wind Farm Complex, composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) all located in the State of Rio Grande do Norte, was changed to June 2018.

In accordance with the Reserve Energy Agreement (CER), the revenue expected for the period from October 1, 2017 until the start of operations of each generating unit of wind farms will be withheld and used to offset the reimbursements due for eventual annual or four-annual revenue below the amount contracted, while that the eventual positive remainder will be recorded as a credit. The failure to deliver the amount of energy does not subject the seller to financial exposure in the Spot Market.

39.10  Surety provided to related parties

On November 30, 2017 and January 9, 2018, Copel provided sureties for the following transactions:

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39.11  UEG Araucária Ltda. - Execution of gas agreement

On January 31, 2018 a fuel supply agreement was entered into by and between Petróleo Brasileiro S.A. - - Petrobras and UEG Araucária Ltda. The agreement will be effective until December 31, 2018 and provides for supply of up to 2,190,000 cubic meters of natural gas a day, with no take-or-pay requirement. Therefore, UTE Araucária is again available to the National Interlinked System - SIN and can be delivered at ONS discretion. Gas will be distributed by Compagás.

39.12  Revision of physical guarantee

The Concession Grantor revised the Physical Guarantee of the following power plants through MME Ordinance 178 of May 3, 2017 with effects from January 1, 2018:

39.13  Recognition of tax credit

On February 14, 2018 the Brazilian Federal Revenue Office recognized tax credit for the restated amount of R$80,226 in favor of Copel regarding the discussion of tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court.

39.14  Credit received related to the Luz Fraterna program

The transfer of the receivables from the Luz Fraterna account of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. On March 23, 2018, the State of Paraná settled the balance of R$115,890.

39.15  Loan agreements

39.15.1  Wind power plants

On August 21, 2017, loan agreements were signed between Copel (lender) and the wind farms (borrowers), with approved limits amounting to R$260,000, plus IOF and interest of 117% of the CDI, effective until January 31, 2018, aiming at providing working capital for financing the borrowers’ activities and business.

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On January 24, 2018, amendments to the loan agreements were signed, changing the effectiveness for September 28, 2018 and the approved limit to R$408,000, as shown below:

39.15.2  Copel TEL

A loan agreement was signed on August 9, 2017 between Copel (lender) and Copel TEL (borrower), whose details are disclosed in Note 15.3.

39.15.3  Voltalia São Miguel do Gostoso Participações

The loan agreement between Copel (lender) and Voltalia São Miguel do Gostoso (borrower) was settled on February 6, 2018, whose details are disclosed in Note 15.4.

39.16  Concession agreement - Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiry date of the concession. Such date has always been disclosed and considered for assessment of the balances of the financial statements.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, understanding that expiry will be on January 20, 2019.

The management board of Compagás, its Parent company and other shareholders are assessing and challenging the effects of the aforesaid law, understanding that they conflict with the provisions of the concession agreement currently in force. While such discussion is not ended and this law continues to be effective, the effects from the change in the maturity of the concession are being considered as from the financial statements as at December 31, 2017.

39.17  Statement of registration of power plant - UHE Marumbi

On April 17, 2018, ANEEL issued the statement of registration of power plant CGH.PH.PR.001501-6.02 for CGH Marumbi, located in the City of Morretes (State of Paraná - PR), with power of 4.8 MW and physical guarantee of average 2.4 MW.

39.18  Lawsuits

The main lawsuits were recognized and disclosed in December 2017 and are as follows:

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i) provision for lawsuit related to discussion by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down. Moreover, the amount considered as possible loss for this lawsuit was included in note for civil contingent liabilities;

ii) provision for lawsuit in the amount of R$98,000 for compensation of supposed loss to the plaintiff due to work and implementation of the hydroelectric project, with low court judgment declaring the lawsuit has no grounds and being appealed by the grounded claim of the plaintiff, and the amount of damages should be determined subsequently.

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COMMENTS ON PERFORMANCE

for the quarter ended March 31, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1            Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of March 2017 was 9,052 km (against 8,130 km in March 2016), up by 922 km year-over-year, a variation of 11.3%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The  total  length  of  secondary  isolated  lines  as  of  the  end  of  March  2017 was 16.507  km (against 15,174 km in March 2017), up by 1,333 year-over-year, a variation of 8.8%.

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2            Power Market

Market behavior - Power generation by Copel Geração e Transmissão and wind farms totaled 6,391 GWh in the first three months of 2017 (against 7,695 GWh in the same period in 2016). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 3,026 GWh (against 3,438 GWh in the same period in 2016), while the volume purchased from Itaipu was 1,465 GWh (against 1,482 GWh in the same period in 2016), as described below:

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Energy Sale - down by Copel Distribuição, Copel Geração e Transmissão and wind farms:

Segment			GWh
	Jan - Mar 2017	Jan - Mar 2016	Var.
Copel Distribuição			
Captive Market	**5.336**	**6.016**	**-11,3%**
Residential	1.898	1.781	6,6%
Industrial	897	1.607	-44,2%
Commercial	1.300	1.417	-8,3%
Rural	630	614	2,6%
Other	611	597	2,3%
Concessionaries and Licensees	**126**	**162**	**-22,2%**
CCEE (MCP) (a)	**592**	**358**	**65,4%**
Total Copel Distribuição	**6.054**	**6.536**	**-7,4%**
Copel Geração e Transmissão			
CCEAR (Copel Distribuição) (b)	23	41	-43,9%
CCEAR (other concessionaries) (b)	212	1.002	-78,8%
Free Customers	1.080	880	22,7%
Bilateral Agreements	1.669	2.031	-17,8%
CCEE (MCP)	866	309	180,3%
Total Copel Geração e Transmissão	**3.850**	**4.263**	**-9,7%**
Wind Farms Complex			
CCEAR (other concessionaries) (b)	207	209	-1,0%
CER (c)	88	89	-1,1%
Total Wind Farms Complex	**295**	**298**	**-1,0%**
Copel Comercialização			
Free Customers	98	-	-
Bilateral Agreements	52	-	-
Total Copel Comercialização	**150**	-	-
Total	**10.349**	**11.097**	**-6,7%**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

(a) CCEE: Electric Power Trade Chamber / MCP: Short Term

(b) CCEAR: Energy Purchase Agreements in the Regulated Market

(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição - Copel Distribuição’s energy sales to the captive market totaled 5,336 GWh in the first three monthts of 2017, down by 11.3% against the same period in 2016.

The residential segment consumed 1,989 GWh from January through March 2017, up by 6.6%, due to an increase of 2.0% in the number of customers and an increase of 4.4% in the average monthly consumption (175 KWh in the first quarter of 2017, against 167 KWh in the first quarter of 2016). The increase is a result from the lower prevailing energy tariff (due to the tariff review in June 2016 and the green flag in most of the first quarter of 2017, against the red flag in most of the first quarter of 2016) and the higher temperatures than the historic average for the period, mainly in February, causing a higher use of cooling equipment. The residential segment consumption in the first quarter of 2017 represented 35.6% of the captive market, totaling 3,622,426 consumers.

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Consumption by the industrial segment decreased by 44.2% in the first quarter of 2017, to 897 GWh, mainly caused by the migration of captive clients to the free market. The intensive migration of captive clients to the free market during 2016 (mostly in the second half of the year) and beginning 2017, caused a strong decrease in the client database and the energy volume consumed in the industrial segment. Between April 2016 and March 2017, 375 clients left Copel Distribuição’s industrial captive market (84 clients in the first quarter of 2017), which would represent an average consumption of 671 GWh in the quarter if they were in Copel Distribuição’s captive market. The sectors that most impacted the slowdown in consumption were: pulp  and  paper,  rubber and plastic materials, food processing, automaking and beverages. At the end of the first quarter of 2017, the industrial segment represented 16.8% of the captive market’s consumption and had 79,083 consumers. Not considering the migration of clients, this segment would present a growth of 3.2% in the first quarter of 2017.

The commercial segment consumed 1,300 GWh in the first quarter of 2017, down 8.3%. The decrease in the consumption was influenced by the migration of 262 captive clients to the free market between April 2016 and March 2017 (95 clients in the first quarter of 2017), which represent an average consumption of 139 GWh in the quarter, and also due to the economic scenario, with a decrease in the retail sales volume. At the end of the first quarter of 2017, this segment accounted  for  24.4% of the captive market, totaling 384,041 consumers. Not considering the impact deriving from the migration of clients, this segment would have recorded a growth of 1.6% in the first quarter of 2017.

The rural segment recorded an increase of 2.6% in consumption in the first quarter of 2017, totaling 630 GWh. By the end of March 2017, this segment accounted for 11.8% of the Copel’s captive market, totaling 358,847 consumers.

Consumption from other segments (public bodies, public lighting, public services and own consumption) totaled 611 GWh from January to March 2017, up by 2.3%. Jointly, these segments accounted for 11.5% of the captive market, totaling 57,456 consumers at the end of the first quarter of 2017.

Number of consumers - The number of end users (captive of Copel Distribution and free consumers of  Copel Geração e Transmissão) billed  in  March 2017 was 4,502,664, up by 1.4% against the same month in 2016.

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3            Management

Headcount

4            Market Relations

From January to March 2017, Copel’s common (ON — ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 95% of trading sessions of B3 S.A. - Brasil, Bolsa, Balcão.

The shares outstanding totaled 44.96% of the Company’s capital stock. At the end of March 2017, Copel’s market value was R$7,962,992, based on quotations of all markets.

Out of the 58 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.291%, with a 1.2060 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index — IEE was 6.9560%.

COPEL PNB’s share in B3 - Corporate Sustainability Index (ISE) was 0.970%.

In B3, ON shares closed the period traded at R$25.88, while PNB shares closed at R$32.74, with positive variations of 35.64% and 19.66%, respectively. In the same period, the IBOVESPA index recorded a positive variation of 7.90%.

On the New York Stock Exchange (NYSE), PNB shares are traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 97.0% of the trading sessions, closing the period at US$10.31, with positive variation of 21.58%. Also in this period, the Dow Jones Index recorded a positive variation of 4.56%

On the Latibex (the Euro market for Latin American Securities), which is connected  to  the  Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 94% of trading sessions, closing the period at €9.65, with a positive variation of 19.43%. In the same period, the Latibex All Shares index recorded a positive variation of 9.96%.

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The table below is a summary of Copel’s share trading between January and March 2017:

5            Tariffs

Power distribution tariffs

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Power purchase tariffs

Products average price.

6            Economic and Financial Results

Revenues (Note 32)

Until March 2017, net operating revenues was R$3,297,011, or 7.0% down against  R$3,082,664 recorded in the same period in 2016.

This variation was mainly explained by:

a)      28.% reduction in Revenues from Supply, mainly caused by:

•         12.87% average reduction in the tariff effective from June 2016; and

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•         a 11.3% retraction in the captive market, basically due to the migration of captive clients to the free market and the country’s economic situation.

b)      a 32.9% increase in the Revenues from the Availability of the Power Grid, mainly caused by:

•         cash flow remeasurement as a result of the appraisal report related to the RBSE assets;

•         result of the 4th Tariff Review Cycle, occurred in June 2016, which increased the Portion B by 22%;

•         a 3.5% increase in consumption of the energy wire market; and

•         partially offset by the average tariff adjustment of -12.87% in the tariff for use.

c)      a 11.9%  increase  in  Revenues  from  Telecommunication,  largely  due  to  the  increase  in  the  number  of clients, particularly in the retail market, with the BEL Fibra product; and

d)      a 35.0% increase in Other Operating Income, mainly caused by the increased lease, rental and services rendered.

Operating Costs and Expenses (Note 33)

Until March 2017, operating costs and expenses totaled R$2,507,721, down by 9.5% compared to R$2,772,223 recorded in the same period in 2016. The main highlights were as follows:

a)      a 10.3% decrease in electricity purchased for resale, especially given the reduction in consumption and consequently in the power purchased from CCEE and CCEAR;

b)      a 36.1% decrease in the account Charges for use of the power grid, mainly due to the lower costs of System services charges - ESS and the Reserve energy charges - EER;

c)      a  11.3%  increase  compared to the same period in 2016 in the balance of the Personnel and Management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2016;

d)      a  28.2% reduction in natural gas and inputs used in gas operations, due to the decrease in consumption and a lower average cost in the period; and

e)      a 18.5% decrease in Estimated losses, provisions and reversals, due to a lower amount of PECLD and of Provision for legal claims, mainly tax provisions, partially offset by the provision for impairment in 2017.

Financial Result (Note 34)

The R$9,569 variation in financial result is mainly due to:

a)    a 20.7% decrease in financial revenues, largely due to lower amounts from late payment charges on electricity bills and the fluctuations in interests and exchange rates on the transfer to CRC in the period;

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b)    a 14.0% reduction in financial expenses, mainly due to inflation adjustments related to CCEE renegotiation, recognized in the 1st quarter of 2016, and nonrecurring in 2017.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

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COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Members	Jonel nazareno iurk George Hermann Rodolfo Tormin Rogério Perna MARCO ANTÔNIO BARBOSA CÂNDIDO Leila Abraham Loria Olga Stankevicius Colpo Sérgio Abu Jamra Misael Adriana Angela Antoniolli
STATUTORY AUDIT COMITEE
Chairman	Mauricio Schulman
Financial Expert Members	Rogério Perna MARCO ANTÔNIO BARBOSA CÂNDIDO Leila Abraham Loria Olga Stankevicius Colpo

SUPERVISORY BOARD
Sitting members	Gilmar Mendes Lourenço Mauro Ricardo Machado Costa Roberto Lamb Letícia Pedercini Issa Maia

EXECUTIVE BOARD
CEO	Jonel nazareno iurk
Enterprise Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	Adriano rudek de moura
Chief Business Development Officer	José marques filho
Chief Legal and Institutional Relations Officer	harry françóia jÚnior
Chief Governance, Risk and Compliance Officer	vicente loiácono neto
Assistant Officer	PAULO CESAR KRAUSS

ACCOUNTANT
CRC-PR-045809/O-2	ADRIANO FEDALTO

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

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REVIEW REPORT ON QUARTERLY INFORMATION

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - Copel

Curitiba – State of Paraná

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL (the “Company”), included in the Interim Financial Information Form - ITR, for the quarter ended March 31, 2017, which comprises the statement of financial position as at March 31, 2018 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Reporting and with international standard IAS 34– Interim Financial Reporting issued by the International Accounting Standards Board – IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Interim Financial Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Interim Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form - ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

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Emphasis of Matter

Restatement of interim financial information

On May 15, 2017, we issued an unqualified report on review of the Company’s individual and consolidated interim financial information for the quarter ended March 31, 2017, which therefore is not being restated. As mentioned in note 4.1 to the interim financial information, this interim financial information was adjusted and is being restated to reflect: (a) (i) the accounting adjustments of the investment in exclusive investment fund of the indirect subsidiary UEG Araucária Ltda., in the amount of R$ 156,187 thousand; and (ii) the adjustments from prior periods related to the taxation on the Offsetting and Variation of Tranche A account - CVA, in the amount of R$ 31,995 thousand, as provided for in international standard IAS 8 / technical pronouncement CPC 23 - Accounting Policies, Change in Accounting Estimates and Errors; and (b) events after the end of the reporting period and prior the approval for the restatement of this interim financial information. Our conclusion is not modified in respect of this matter.

Restatement of comparative balances

As described in note 4.1 to the interim financial information, due to the changes in accounting policies made by the Company, related to the classification of the adjustment of the expected cash flows of the concession financial asset, and the effects of prior years of item (a) described in the paragraph above, the corresponding amounts of the interim financial information related to the statement of financial position as at December 31, 2016, the statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2016, and the statement of value added for the three-month period then ended (supplementary information), presented for comparison purposes, were reclassified and are being restated as provided for in international standard IAS 8 / technical pronouncement CPC 23. Our opinion is not modified in respect of this matter.

Other Matters

Statements of added value

We have also reviewed the individual and consolidated statements of added value (“DVA”) for the three-month period ended March 31, 2017, prepared under the responsibility of the Company’s Management, the presentation of which in the interim financial information is required by the standards issued by CVM applicable to the preparation of Interim Financial Information - ITR, and considered supplemental information by International Financial Reporting Standards - IFRS, which do not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the interim financial information taken as a whole.

Curitiba, June 13, 2018

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Fernando de Souza Leite Engagement Partner

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SUPERVISORY BOARD’S OPINION

ON THE RESTATED INTERIM FINANCIAL INFORMATION FOR THE FIRST QUARTER OF 2017

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, have examined the Interim Financial Information for the 1st quarter of 2017 approved by the Company’s Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management, the independent auditors and the Supervisory Board. Based on the work performed in the quarter, the analyses performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors and also considering the Limited Review Report of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes, issued without qualifications, the members of the Supervisory Board declare that they are not aware of any facts or evidences that are not reflected in the Interim Financial Information for the quarter ended March 31, 2017 and conclude that this information may be disclosed.

Curitiba, June 13, 2018

                        /s/                                                                                                 /s/

GILMAR MENDES LOURENÇO                                                       LETÍCIA PEDERCINI ISSA MAIA

     /s/                                                                               /s/

MAURO RICARDO MACHADO COSTA                                            ROBERTO LAMB

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S T A T E M E N T

By this document, as Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel  Dulcídio nº 800, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

 (I)        we have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR as of March 31, 2017, restated on June 13, 2018; and

 (II)       we have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR as of March 31, 2017, restated on June 13, 2018.

In witness whereof, we sign this document.

Curitiba, June 13, 2018

/s/

Jonel Nazareno Iurk

Chief Executive Officer

           /s/

Ana Letícia Feller

Enterprise Management Officer

     /s/

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

/s/

José Marques Filho

Business Development Officer

   /s/

Harry Françóia Júnior

Chief Legal and Institutional Relations Officer

             /s/

Vicente Loiácono Neto

Governance, Risk and Compliance Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 6, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.